                                                                  EXHIBIT 12

                    Duquesne Light Company and Subsidiary

               Calculation of Ratio of Earnings to Fixed Charges
                             (Thousands of Dollars)

                                                                              Year Ended December 31,
                                           Nine Months Ended   -------------------------------------------------
                                          September 30, 1995     1994       1993      1992      1991      1990
                                          ------------------   ---------  --------  --------  --------  --------
FIXED CHARGES:
  Interest on long-term debt                  $ 67,700         $ 94,646   $102,938  $119,179  $127,606  $135,850
  Other interest                                 2,177            1,095      2,387     1,749     1,773     4,939
  Amortization of debt discount,
   premium and expense-net                       4,726            6,381      5,541     4,223     3,892     4,039
  Portion of lease payments
   representing an interest factor              33,068           44,839     45,925    60,721    64,189    64,586
                                              --------         --------   --------  --------  --------  --------
        Total Fixed Charges                   $107,671         $146,961   $156,791  $185,872  $197,460  $209,414
                                              --------         --------   --------  --------  --------  --------

EARNINGS:
  Income from continuing operations           $118,599         $147,449   $144,787  $149,768  $143,133  $135,456
  Income taxes                                  77,994*          87,897*    75,042   107,999   101,073    84,478
  Fixed charges as above                       107,671          146,961    156,791   185,872   197,460   209,414
                                              --------         --------    --------  --------  --------  -------
        Total Earnings                        $304,264         $382,307   $376,620  $443,639  $441,666  $429,348
                                              --------         --------   --------  --------  --------  --------

RATIO OF EARNINGS TO FIXED CHARGES                2.83             2.60       2.40      2.39      2.24      2.05
                                              --------         --------   --------  --------  --------  --------


   Duquesne's share of the fixed charges of an unaffiliated coal supplier, which amounted to approximately $2.6 million for the nine months ended September 30, 1995, has been excluded from the ratio.

*Earnings related to income taxes reflect a $5.4 million decrease for the nine months ended September 30, 1995, and a $6.8 decrease for the year ended December 31, 1994, due to a financial statement reclassification related to SFAS 109. The Ratio of Earnings to Fixed Charges absent this reclassification equals 2.88 and 2.65 for the nine months ended September 30, 1995 and the year ended December 31, 1994, respectively.